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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-4

                         ISSUER TENDER OFFER STATEMENT
    (Pursuant to Section 13 (e) (1) of the Securities Exchange Act of 1934)

                               (Amendment No. 2)

                       VAN KAMPEN PRIME RATE INCOME TRUST
                                (Name of Issuer)

                       VAN KAMPEN PRIME RATE INCOME TRUST
                      (Name of Person(s) Filing Statement)

        Common Shares of Beneficial Interest, Par Value $0.01 per Share
                         (Title of Class of Securities)

                                   920914-108
                     (CUSIP Number of Class of Securities)

                              A. Thomas Smith III
            Executive Vice President, General Counsel and Secretary
                          Van Kampen Investments Inc.
                                1 Parkview Plaza
                                 P.O. Box 5555
                        Oakbrook Terrace, Illinois 60181-5555
                                 (630) 684-6000
                                 (800) 421-5666
            (Name, Address and Telephone Number of Person Authorized
          to Receive Notices and Communications on Behalf of Person(s)
                               Filing Statement)

                                   Copies to:

                              Wayne W. Whalen, Esq
                              Thomas A. Hale, Esq
                Skadden, Arps, Slate, Meagher & Flom (Illinois)
                             333 West Wacker Drive
                            Chicago, Illinois 60606
                                 (312) 407-0700



                                 March 19, 1999
                      (Date Tender Offer First Published,
                       Sent or Given to Security Holders)

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         This Amendment No. 2 to the Issuer's Tender Offer Statement on Schedule
13E-4 filed with the Securities and Exchange Commission on March 19, 1999 by Van Kampen Prime Rate Income Trust (the "Trust"), with respect to the tender offer to purchase 56,800,049 of the Trust's outstanding common shares of beneficial interest, par value $0.01 per share, amends the Schedule 13E-4, to make a revision to Amendment No. 1 to the Schedule 13E-4 which amendment was previously filed with the Securities and Exchange Commission on April 30, 1999, by amending the following supplemental information; the number of common shares of beneficial interest of the Trust validly tendered through the expiration date and not withdrawn is amended to be 27,760,275 (previously misstated due to administrative error). All 27,760,275 such shares were purchased in their entirety at the price of $9.91 per share, the net asset value at the time the offer expired. Payment for the shares was mailed prior to the date hereof. The
Schedule 13E-4 is hereby terminated.
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                                  SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                               VAN KAMPEN PRIME RATE INCOME TRUST



Dated: June 29, 1999           /s/ Dennis J. McDonnell
                                   Dennis J. McDonnell
                                   Chairman, President and Trustee

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                                EXHIBIT INDEX


Exhibit         Description
                                                                *
(a) (1) (i)     Advertisement printed in The Wall Street Journal

                                                                  *
(a) (1) (ii)    Offer to Purchase (including Financial Statements)

(a) (2)         Form of Letter of Transmittal (including Guidelines for
                                                           *
                Certification of Tax Identification Number)

(a) (3) (i)     Form of Letter to Brokers, Dealers, Commercial Banks, Trust
                                            *
                Companies and Other Nominees

(a) (3) (ii)    Form of Letter to Clients of Brokers, Dealers, Commercial
                                                         *
                Banks, Trust Companies and Other Nominees

                                                       *
(a) (3) (iii)   Form of Letter to Selling Group Members

                                         *
(a) (3) (iv)    Form of Operations Notice

(a) (4)         Form of Letter to Shareholders who have requested Offer to
                        *
                Purchase
                                                                  *
(a) (5)         Text of Initial Press Release Dated March 19, 1999

(b)             Amended and Restated Credit Agreement with Bank of America*

                National Trust and Savings Association*
                                             *
(c) (1)         Investment Advisory Agreement

                                        *
(c) (2)         Administration Agreement

                                  *
(c) (3)         Offering Agreement

*  Previously filed.